May 29, 2014

Dear Nabors Industries Ltd. Shareowner:

We write to urge you to vote FOR Proposal 9 – the adoption of a proxy access bylaw – at Nabors’ annual meeting on June 3, 2014 and to respond to certain false and misleading statements in the company’s opposition statement to the proposal.  The proposed bylaw would enable a three percent shareowner or group who has continuously owned Nabors shares for at least three years to include a limited number of director candidates on management’s proxy card.

The proposal was submitted by the New York City Pension Funds and co-filed by the Connecticut Retirement Plans and Trust Funds.  The New York City and Connecticut pension funds are substantial long-term Nabors’ shareowners, with an aggregate of 802,427 record date shares representing 0.25 percent of outstanding shares.

The funds’ identical proposal received the majority of votes cast in 2012 and 2013.  Rather than adopt the requested bylaw, the board has instead adopted a far more limited and restrictive proxy access “policy” that – contrary to the company’s opposition statement – bears scant resemblance to the bylaw repeatedly endorsed by the majority of shares cast, as the following table illustrates.

Proposed Proxy Access Bylaw vs. Nabors’ Proxy Access Policy

	Shareowner Proposal	Nabors' Policy
Implementation mechanism	Bylaw amendment	Board policy
Share ownership threshold	3%	5%
Holding period requirement	3 years	3 years
Shareowner group permitted	Yes. A shareowner group can collectively satisfy ownership and holding period requirements	No. Must be one shareowner that individually satisfies ownership and holding period requirements
Number of nominees	Up to 25% of the board	One director
Effective date	Not specified, but no prohibition on counting previous years of ownership toward holding period	Policy does not take effect until 2017 (3 years after June 3, 2014 AGM)

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

Nabors’ opposition statement contains false and misleading statements

In its opposition statement to Proposal 9, Nabors represents that its proxy access policy “tracks the proposal in all respects except for the threshold of share ownership required to obtain proxy access.”  As the above table makes clear, we believe this statement is false.

In its opposition statement, Nabors also cites certain comments by the California State Teachers’ Retirement System (“CalSTRS”) among the reasons to oppose Proposal 9.  By failing also to disclose that CalSTRS intends to vote For Proposal 9 at Nabors’ 2014 annual meeting, we believe this reference is misleading.

The case for proxy access at Nabors is compelling

In our view, proxy access is a corporate governance right that should be in place at all U.S. companies.   Given Nabors’ long history of poor governance practices, the accountability proxy access provides is especially critical for Nabors’ shareowners.  The board has repeatedly awarded excessive CEO compensation despite long-term underperformance (total shareowner returns for the 1-, 3- and 5-years ending 12/31/13 – the relevant performance periods for past compensation – are well below both the peer group average and S&P 500 index) and has been unresponsive to shareowner concerns, including this year’s re-nomination of directors John Lombardi and John Yearwood, both of whom failed to receive majority support at last year’s annual meeting.

Independent proxy advisors Glass Lewis and ISS support Proposal 9

In recommending FOR Proposal #9, ISS concluded, “…In this case, the proposed eligibility requirements to use proxy access are robust and the proposal includes safeguards to ensure that the proposed access right would not be used to effect a change of control. By contrast, the company's existing proxy access policy …is restrictive and the thresholds set forth in this proposal appear to be more appropriately aligned with the best interests of all shareholders.”

In recommending FOR Proposal #9, Glass Lewis said, “We still maintain significant governance concerns …and find that the Company has, yet again, failed to link executive pay with performance.  … Moreover, there is no evidence of abuse of this right in other markets where shareholders enjoy the ability to nominate directors under lower ownership thresholds and holding periods.  Given the above, we believe that adoption of a 3% proxy access threshold is appropriate at this time.”

Should you have any questions about the proposal please contact Michael Garland in the New York City Comptroller’s office at mgarlan@comptroller.nyc.gov or (212) 669-2517.

Sincerely,

/Scott M. Stringer/	/Denise L. Nappier/

Scott M. Stringer	Denise L. Nappier
New York City Comptroller	Connecticut State Treasurer

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.